October 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:          CarGurus, Inc.

Registration Statement on Form S-1

File No. 333-220495

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of CarGurus, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., EST, on October 11, 2017, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between October 2, 2017 and the date hereof, approximately 4,624 copies of the preliminary prospectus dated September 29, 2017 were distributed to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC
As Representatives of the Several Underwriters

By:	/s/ David Ludwig
	Name:	David Ludwig
	Title:	Partner

ALLEN & COMPANY LLC
As Representatives of the Several Underwriters

By:	/s/ Peter DiIorio
	Name:	Peter DiIorio
	Title:	General Counsel